19006250

SEC Mail Processing Section MAR 04 2019 Washington DC 406

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First South Carolina Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 St. Andrews Road, Suite B
(No. and Street)

Columbia	S.C.	29212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John L. Jordan — (803) 731-0455 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC **Stein, Marshall A.**
(Name – *if individual, state last, first, middle name*)

200 Broad Street	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, John L. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First South Carolina Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN D. FAULKENBERRY
NOTARY PUBLIC
STATE OF SOUTH CAROLINA
MY COMMISSION EXPIRES
MARCH 24, 2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First South Carolina Securities, Inc.

Report on Financial Statements

For the year ended December 31, 2018

Contents

elliott davis

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
First South Carolina Securities, Inc.
Columbia, South Carolina

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of First South Carolina Securities, Inc. (the "Company") as of December 31, 2018, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, statement of financial condition of First South Carolina Securities, Inc. as of December 31, 2018, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules 1, 2, and 3 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Elliott Davis, LLC

Columbia, South Carolina
February 18, 2019

elliottdavis.com

First South Carolina Securities, Inc.

Statement of Financial Condition

As of December 31, 2018

Assets	
Cash and cash equivalents	$ 197,262
Investments held-to-maturity (fair market value $499,968)	497,245
Accrued interest receivable	2,664
Accounts receivable	1,050
Cash value of life insurance	551,596
Deposits	875
Total assets	$ 1,250,692
Liabilities	
Accounts payable, accrued expenses, and other liabilities	6,099
Commitments and contingencies - Note 8	
Stockholders' equity	
Common stock - Class A, $1 par value, 300,000 shares authorized, 134,067 shares issued and outstanding	134,067
Common stock - Class B, $1 par value, 100,000 shares authorized, no shares issued and outstanding	-
Retained earnings	1,110,526
Total stockholders' equity	1,244,593
Total liabilities and stockholders' equity	$ 1,250,692

See Notes to Financial Statements

First South Carolina Securities, Inc.

Statement of Income
For the year ended December 31, 2018

Revenues	
Net gains on trading securities	$ 26,790
Interest	11,389
Fees for advisory and management services	119,900
Total revenues	158,079
Expenses	
Employee compensation and other costs	120,212
Clearing and custody	5,483
Communications	16,429
Occupancy and equipment	12,103
Promotional costs and travel	6,548
Licensing, regulatory fees and costs	3,947
Other operating (income) expense	(6,812)
Total expenses	157,910
Total income before income taxes	169
Income tax	-
Net income	$ 169

See Notes to Financial Statements

First South Carolina Securities, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2018

Common Stock:	
Class A – Balance, January 1 and December 31	$ 134,067
Class B – Balance, January 1 and December 31	-
Retained Earnings:	
Balance, January 1	1,110,357
Net income	169
Balance, December 31	1,110,526
Total stockholders' equity	$ 1,244,593

See Notes to Financial Statements

First South Carolina Securities, Inc.

Statement of Cash Flows

For the year ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 169
Adjustments to reconcile net income to net cash provided by operating activities:	
Discount accretion on securities held-to-maturity	(7,805)
Decrease in accounts receivable	1,950
Increase in accrued interest receivable	(1,401)
Decrease in accounts payable, accrued expenses, and other liabilities	(277,901)
Net cash used by operating activities	(284,988)
Cash flows from investing activities:	
Maturities of securities held-to-maturity	2,000,000
Purchases of securities held-to-maturity	(1,990,761)
Sale of marketable securities owned, at fair market value	247,168
Increase in cash value of life insurance, net	(41,969)
Net cash provided by investing activities	214,438
Decrease in cash and cash equivalents	(70,550)
Cash and cash equivalents, beginning of year	267,812
Cash and cash equivalents, end of year	$ 197,262
Supplemental disclosure:	
Cash paid during the year for income taxes	$ -

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities

Business Activity and Regulation:

First South Carolina Securities, Inc. (the "Company") is a registered broker/dealer licensed in South Carolina serving financial institutions across South Carolina, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a broker/dealer and utilizes a third party as its clearing firm. The securities purchased or sold through the clearing firm are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other federal or state deposit guarantee fund, and are subject to investment risk, including possible loss of the principal invested.

The Company uses the accrual method of accounting.

Revenue Recognition:

Customers' securities transactions are recorded on a settlement date basis. Securities are valued at market value. The resulting difference between cost and market (or fair value) is included in net gains on trading securities. Revenue earned for investment advisory services is recorded in the period the consultation is provided.

The Company's revenues are generated primarily through providing investment related advisory services. The Company receives non-refundable, monthly advisory fees to compensate for the research and analysis performed as part of the engagement. The Company recognizes these non-refundable monthly advisory fees as earned in accordance with the terms of the engagement. No direct expenses incurred are billed for advisory services in excess of monthly advisory fee.

The Company earns trading revenue through commissions earned for executing trades for clients in individual securities. This revenue is earned and collected when the trades are executed.

Marketable Securities Owned:

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. All marketable securities owned by the Company are considered trading securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as trading revenue in the accompanying statements of operations.

Securities Held-to-Maturity:

Investment securities held-to-maturity are stated at cost, adjusted for amortization of premium and accretion of discount computed by the straight-line method. The Company has the ability and management has the intent to hold designated investment securities to maturity. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security.

Note 1. Summary of Significant Accounting Policies and Activities, continued

Income Taxes:

Deferred income taxes are provided when expenses, relating to depreciation of office equipment, are recognized in different years for financial and tax reporting purposes. Deferred income taxes also arise from operating loss carryforwards.

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The provision also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. The provisions of FASB ASC 740-10 did not have any impact on the Company's financial position as no uncertain tax positions have been taken.

Tax returns for 2015 and subsequent years are subject to examination by taxing authorities.

Office Furniture and Equipment:

Depreciation is provided on a straight-line basis, using estimated useful lives of five to seven years for office furniture and equipment. At December 31, 2018, all office furniture and equipment has been fully depreciated.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash deposits in banks. The Company places its cash with high credit quality institutions. As of December 31, 2018, there were no cash deposits exceeding "FDIC" limits.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying statement of financial condition.

Note 1. Summary of Significant Accounting Policies and Activities, continued

Recently Issued Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of advisory and trading fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

In February 2016, FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. The Company does not expect a material effect from implementation of the new standard on its financial position, results of operations, and cash flows as a result of the individual lease currently being less than one year in term length, and expected to be renewed for similar term and structure upon expiration.

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2. Cash

Special restrictions for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission applied to none of the funds on deposit as of December 31, 2018. Cash defined for purposes of these financial statements is cash on deposit in local banking institutions subject to immediate withdrawal.

Note 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3- 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,240,004, which was $1,140,004 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .0049 to 1.

Note 4. Securities

As of December 31, 2018, the Company held a U.S. Treasury bill classified as held-to-maturity with a fair market value of $499,968, and amortized cost of $497,245. The security matured January 3, 2019.

Note 5. Income Taxes

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the year ended December 31, 2018:

	2018
Income taxes currently payable	
Federal	$ -
State	-
	$ -
Deferred income taxes (benefit)	$ (3,785)
Change in valuation allowance	3,785
Provision (benefit)	$ -

The income tax effect of cumulative temporary differences at December 31, 2018 are as follows:

	Deferred tax asset (liability) 2018
Net operating losses	$ 16,783
Valuation allowance	(16,783)
Deferred tax asset	$ -

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the year ended December 31, 2018 as follows:

	2018
Tax expense at statutory rate	$ 47
Increase (decrease) in taxes resulting from:	
Cash surrender value of life insurance	(4,108)
Change in valuation allowance	3,785
Impact of tax rate change on deferred taxes	-
Other, net	276
Tax provision (benefit)	$ -

Note 5. Income Taxes, Continued

As of December 31, 2018, the taxpayer has a federal net operating loss carryforward of $63,529, and a state net operating loss carryforward of $87,142. These net operating losses will begin to expire in 2035 and 2033, respectively.

In December 2015, management evaluated the likelihood of recognizing the Company's deferred tax asset. Based on the evidence supporting this asset, it was decided to record a full valuation allowance against the asset on the Company's book. A deferred tax asset is created from the difference between book income using Generally Accepted Accounting Principles ("GAAP") and taxable income.

Deferred tax assets represent the future tax benefit of deductible items. The Company, under the current Internal Revenue Code, is allowed an up to two-year carryback and a twenty-year carryforward of these timing items. A valuation allowance is established if it is more likely than not that a tax asset will not be realized. The valuation allowance reduces the recorded deferred tax assets to net realizable value. As of December 31, 2018, the valuation allowance increased to $16,783 to reflect the portion of the deferred income tax asset that is not able to be offset against net operating loss carrybacks and future taxable income, it will be able to reevaluate the amount of the valuation allowance.

Note 6. Lease Obligation

The Company leases office facilities through 2019. The operating lease obligation for the terms of the lease are as follows:

Year ending	Amount
December 31, 2019	$ 6,125

There is no commitment after the end of the one-year lease term.

Note 7. Line of Credit

As a requirement of the bank at which the Company maintains its clearing account, the Company established an unsecured $1,500,000 line of credit bearing an interest rate of 5.00% that matures on August 30, 2019. No funds have been drawn on the line since its origination.

Note 8. Commitments and Contingencies

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2018, management is not aware of any pending or threatened litigation or unasserted claims or assessments that could result in losses, if any, that would be material to the financial statements.

Note 9. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. The Company has evaluated subsequent events for accounting and disclosure purposes through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

First South Carolina Securities, Inc.
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

Net Capital:	
Total stockholders' equity	$ 1,244,593
Ownership equity not allowable	-
Other deductions or credits	-
Total capital allowable	1,244,593
Deductions and/or charges:	
Nonallowable assets:	
Other assets	4,589
Total nonallowable assets	4,589
Net capital	$ 1,240,004
Aggregate Indebtedness:	
Items included in statement of condition	
Accounts payable, accrued expenses, and other liabilities	$ 6,099
Total aggregate indebtedness	6,099
Basic Net Capital Requirement:	
Minimum (15:1)	407
Minimum dollar amounts	100,000
Greater of the above	100,000
Excess net capital	
Ratio of aggregate indebtedness to net capital	0.49%
Reconciliation with Company's Computation:	
Part II of Form x-17a-5 as of December 31, 2018	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	1,240,004
Auditor's adjustment	-
Net capital per above	$ 1,240,004

The Company operates to meet the exemption under Securities and Exchange Commission Rule 15c3-3 (k) (2) (i) from the special reserve requirement of Rule 15c3-3.

Most transactions involve delivery contemporaneous with payment under arrangement with a bank (DVP arrangements). A special reserve bank account for the benefit of customers is established at Wells Fargo for Rule (k) (2) (i) purposes.

As of December 31, 2018, the Company had no funds that were required to be deposited in the special account.

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

Number of items	None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

Number of items	None

elliott davis

Report of Independent Registered Public Accounting Firm – Exemption Report

Board of Directors
First South Carolina Securities

We have reviewed management's statements, included in the accompanying Exemption from SEC Rule 15c3-3, in which First South Carolina Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" and the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Columbia, South Carolina
February 18, 2019

First South Carolina Securities, Inc.
6300 St. Andrews Road, Suite B
Columbia, South Carolina 29212
(803) 731-0455

Exemption from SEC Rule 15c3-3

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from Sec Rule 15c3-3 throughout the most recent year to file an exemption report containing the following statements
("assertions"):

(a) First South Carolina Securities, Inc. is exempt from SEC Rule 15c3-3 based on rule (k)(2)(i) – "Special Account for the Exclusive Benefit of customers".

(b) First South Carolina Securities met the exemption provisions throughout the most recent fiscal year without exception.

John L. Jordan

elliott davis

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Shareholders and the Board of Directors of First South Carolina Securities, Inc.
Columbia, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2018, which were agreed to by First South Carolina Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Columbia, South Carolina
February 18, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******1667*********************MIXED AADC 220
34299 FINRA DEC
FIRST SOUTH CAROLINA SECURITIES INC
6300 SAINT ANDREWS RD STE B STE
COLUMBIA, SC 29212-3167

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 57

B. Less payment made with SIPC-6 filed (exclude interest) (28)

7-17-18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 29

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 29

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐ $ 29.00
Total (must be same as F above)

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First South Carolina Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23rd day of January, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 158,078
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Budgeting and Asset-liability service (Deductions in excess of $100,000 require documentation) Per conversation with Christine King	119,900
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	119,900
2d. SIPC Net Operating Revenues	$ 38,178
2e. General Assessment @ .0015	$ 57 (to page 1, line 2.A.)